U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             AMENDMENT NUMBER 2 TO
                                FORM 10-SB 12(g)

          General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934


                         GLOBAL INNOVATIVE SYSTEMS INC.
                 ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)


               Nevada                                     98-0217653
    -------------------------------                  ----------------------
    (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                    Identification  No.)


                   5975 Selkirk Crescent
                Prince George, B.C., Canada             V2N 2G9
          ---------------------------------------      ----------
          (Address of principal executive offices)     (Zip Code)


                   Issuer's telephone number: (250) 964-2692
                                              --------------

Securities to be registered under Section 12(b) of the Act: None


Securities to be registered pursuant to Section 12(g) of the Act:


Title of each class                           Name of each exchange on which
to be so registered                           each class to be registered
----------------------                        ------------------------------
 Voting Common Stock                          OTC Bulletin Board Service


Page No.: 1
Total No. of Pages: 59
Exhibit Index Appears on Page: 20

Page No.: 2

PART I


Prospective readers of this Form 10-SB registration statement should note that this document contains certain "forward looking statements," including without limitation, statements containing words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. Prospective readers are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward looking statements as a result of various factors, including but not limited to, decisions of the Board of Directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, changes in the Company's business or general economic conditions and those other factors set forth in this Registration Statement. The safe harbor for forward looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to this registration statement.


Item 1. Description of Business


I.    Business Development.


A.   Global Innovative Systems Inc.:
Global Innovative Systems Inc. (the "Company") was incorporated on September 14, 1995, under the laws of the State of Nevada. The Company has been inactive until it entered into a share exchange agreement with Niew Industries Inc. By agreement dated December 1, 1999, the Company agreed to acquire 100% of the issued and outstanding shares from the stockholders of Niew Industries Inc. along with amounts owing to these stockholders totaling $420,864 in exchange for 12 million common shares of the Company. The intent of acquiring the stockholder loans was to settle the indebtedness and reduce total liabilities subsequent to the acquisition date. The transaction to acquire Niew Industries Inc. closed on January 31, 2000. Common stock was issued on that date to settle loans to the former stockholders of Niew and to acquire the common stock of Niew. Settlement of the loans to former stockholders of Niew was conditional upon the share exchange agreement closing.


The Company has agreed to make the necessary applications to be listed as a publicly reporting company with a class of publicly traded securities. This registration statement follows. The Company employs three people on a full time basis, Ken Bergestad, Walter Niemi and Lloyd Olson. The Company has no part time employees.

The financial statements of the Company subsequent to the acquisition will reflect the operations of Niew Industries Inc. pursuant to the accounting requirements for reverse acquisitions. The reverse acquisition is achieved resulting in a recapitalization of the Company as the former stockholders of Niew Industries Inc. became the controlling stockholders of the Company immediately upon conclusion of the acquisition.


B.   Niew Industries Inc.:
Niew Industries Inc. (referred to hereafter as "Niew Industries" or "NII") was incorporated on January 15, 1997, under the British Columbia Company Act with the issuance of 100 shares of common stock at CAN $1.00 per share for proceeds of CAN $100. NII issued an additional 4900 shares of common stock in April 15, 1998 at CAN $1.00 per share for proceeds of CAN $4900. NII was inactive until March 23, 1998, when it began the development of a twin rotating asphalt mixing system. To date this has been NII's only activity.

Niew Industries' business objective was to create a simplified asphalt mixing system that would be compact, environmentally friendly and easy to mobilize. The Company intends to market such a system to worldwide manufacturers and users of asphalt plants. NII has taken a step towards this goal with the design and development of the Twin Rotating Asphalt Mixing System ("TRAMS"). The main frame houses a Genset for electrical power, all electrical components, a four bin feed system (split bins, two side by side) a burner with a blower and an exhaust fan to dry the aggregate and drum.

The drum was designed as a double tapered mixer-dryer with one drum inside the other. This caused the overall drum length to be cut in half thus allowing for more frame area. The drum's double tapered design allows asphalt oil to be sprayed in with no fire contact. The asphalt spray system was designed to arrest the majority of dry particulate from the air and introduced back into the mixed product. The shape of the drums allows the plant to be set up level rather than at an incline as with conventional plants. The tapered drums also cause the air to slow down on exit, thus any particles that may have escaped fall back into the drum.

Other auxiliary equipment is required before and after the mixing process (the mixing is done in the drum). These include a power source (generator), gravel bins to feed the mixer, scale belts to weigh and calibrate the aggregate supply, and a burner to dry the gravel and bring the material to a specified temperature. Other equipment includes a control center to control and monitor the integrated electronic system, liquid asphalt storage and pump system to inject a specified percentage of gravel to oil ratio, a pollution system to capture air-borne emissions, discharge system which moves the properly heated and mixed material to a silo capable of holding 25 to 70 tons of finished product. The TRAMS trailer holds all but the silo and liquid storage tank which is a unique feature compared to existing asphalt plants.

NII's goal is to create a mixing system that is easier and quicker to mobilize than conventional systems The TRAMS System is quicker and easier to move than a conventional plant. It will be housed on two trailers as compared to a conventional plant that must employ five or six trailers.

Conventional plant drums are not tapered requiring them to be elevated and blocked so the aggregate will flow downhill. The TRAMS doesn't require very much blocking because the plant is setup level. This is because the drums on the TRAMS are tapered like a funnel and so the drum is sloped when the
trailer is level.   The TRAMS System is capable of producing
the same volume of asphalt as is delivered per hour by plants that take three to four days to set up. The current conventional systems also require five trucks to move all of the equipment that they require to the production site. The TRAMS requires only two truck loads.


Management ascribes the objective benefits of the TRAMS System to include: mobility, which lowers costs; productivity; improved product quality; decreased environmental impact; and reduced costs for the customer. The TRAMS System is patent pending in Canada and the U.S. under the title "Multiple Drum Mixing System." On November 27, 1999, Niew
Industries obtained from Walter Niemi a worldwide Assignment of Patent Rights. Thus, if a patent is obtained, it will be the property of Niew Industries.
The Company has copyrighted in Canada the TRAMS operating software entitled "Asphalt Plant Control System."

Page No.: 3

In large urban areas asphalt plants are located on gravel sources that have been appropriately zoned for such use, as well as situated on sites where the aggregate materials are transported to the site (e.g. barged, trucked or railed). These plants are semi-permanent operations. For non-urban areas such as highways, airports, mine-sites, small communities and sawmills, portable or mobile plants can be economically more viable or cost competitive than stationary plants.

The asphalt is mixed in the asphalt plant which is normally located at a gravel source, but can also be onsite if the gravel has been stockpiled by the project where the finished product is required
(assuming that the proper permits are obtained in advance).

Because the TRAMS asphalt plant is closer to the work-site the cost of transporting the finished product (asphalt hot mix) to the lay down site is considerably less. (Trucking costs are normally 25-30% of the operating costs to manufacture and lay asphalt material). Any saving on trucking is an advantage in a competitive market.

After developing its prototype, NII identified areas where improved performance of the TRAM System was possible. These areas included improvements to the asphalt-oil injection system, pollution control system, ramps, and a conveyor system. The majority of these changes have occurred and have been successfully tested. For example, NII is adding a conventional bag-house system in order to comply with the 2001 British Columbia air pollution regulations. (See: Regulatory Background, discussed below).

NII completed development of the TRAM System prototype, attaining its Phase I goal. Efforts to achieve its Phase II goals are now underway. These include the identification of target markets, development of a marketing plan, further testing in specific applications with potential customers and, ultimately, the commercial production of the equipment for sale or lease. To date, the Company has employed a third party evaluator, Source Test Limited, to test the TRAMS' stack emissions.
A separate third party evaluator, Levelton Engineering Ltd., tested the TRAMS aggregate, oil usage and hot mix asphalt cement.

To achieve this end, NII will build another trailer which will house a self-erecting silo, asphalt, diesel and propane tanks. This project is financed currently by the Company's principals. The plans for this project have been created, but the construction funding is not in place. See Item 2, Management's Discussion and Analysis, Liquidity and
Capital Resources. A conventional plant of comparable productivity has a drum mixer which is twice the length of the TRAMS' Double Tapered Drum. The TRAMS houses the drying/mixer drum, belt scales, four aggregate feeders, bag-house, all electrical and electronic equipment, and a 312 KVA generator on one frame. Having a silo, asphalt tank, diesel and propane tank on another load makes the TRAMS System a two pin (two trailer) load to move. Setup time for the entire TRAMS system is 4 to 6 hours. A conventional plant has five to six pin loads and takes from three to four days to setup.

Management believes that the asphalt industry will find the package attractive due to the compactness and perceived neatness of a totally self-contained asphalt plant in two loads.

Management projects revenue to be derived ultimately from sales of the TRAM System, but is also considering the possibility of leasing the TRAM System to potential customers. Management believes in a broad based appeal of the TRAMS based upon its operational performance in categories such as environmental compliance, quality control, integration of electrical and computer programming, increased user friendliness and cost effectiveness.

In order to complete Phase II and to commence manufacturing of the asphalt plants, NII will seek traditional debt, equity or principal funding.
At this time, NII has no facilities or commitments regarding the manufacturing of asphalt plants.

NII has also negotiated an exclusive licensing agreement with Ian Westwood, the inventor of a self-erecting silo, but this is not the same silo design that will be used in Phase II. Mr. Westwood's silo design is referred to as the "Silovation." The Silovation system can be used with any existing asphalt plant, including the TRAMS.

Page No.: 4

The Silovation will not be used by the Company in Phase II.  The
Silovation is designed to sit alone on one tractor-trailer unit.  The
TRAMS uses a single tractor trailer unit to contain a silo along with a liquid asphalt storage tank, propane tank and a diesel tank. Thus the TRAMS requires less equipment in the form of tractor-trailers than does the Silovation. However some contractors will already have some of their own equipment, including the tanks mentioned above, making the Silovation an efficient choice.

The Silovation prototype was completed in May of 1999 and is currently owned by the Everall Construction Company of Edmonton, Alberta. Everall does not own any rights or other property relating to Mr. Westwood's silo design. On November 8, 1999, Niew Industries Inc. and Mr. Westwood executed their agreement pursuant to which Mr. Westwood licensed to NII patents and all technical knowledge derived from the Portable
Overhead Bin used on the Silovation and the applicable patents pending held by Mr. Westwood in exchange for the sum of CAN. $75,000. This sum is payable in two installments. The first payment occurred in the first quarter of 2000. The second is to occur on August 31, 2000. Additional payments are due based upon the sales of equipment employing the Portable Overhead Bin. See Exhibit 10 (ii) attached to the original registration statement.

The Portable Overhead Bin used on the Silovation will be sold with the TRAMS trailer if a customer prefers, for example, when a customer does not require an asphalt tank. Management believes the Portable Overhead Bin to be a valuable product, but to date only one has been sold-the prototype to Everall Construction. The Bin is adaptable for use outside of the asphalt industry as a water storage container, to load chipped waste wood or any other bulk commodity.

Page No.: 5


C.   Global Innovative Systems, Inc.'s Corporate History:
The Company was incorporated as Legacy Bodysentials Inc. by the Nevada Secretary of State on Sept. 14, 1995, for the purpose of developing and marketing of cosmetic products. The Company has been inactive since incorporation.

On September 30, 1995, Legacy Bodysentials accepted from twelve individuals subscription agreements to purchase a total of 10,000,000 shares from the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized Legacy to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 10,000,000 shares at a price of $0.01 per common share. Pacific Stock Transfer Company was appointed as the transfer agent of the common shares of Legacy.

The Company is aware of approximately 75 transactions involving these shares. The Company currently has approximately 71 shareholders. These transactions are summarized in Item 4 - Transfers Involving the Original Twelve Certificates.

On September 25, 1996, Legacy Bodysentials changed its name to Legacy Minerals Inc. after an affirmative vote by the Company's Board of Directors to change the name. A new business plan was adopted focusing upon mineral exploration, which was not implemented.

On August 27, 1997, by a vote of the Company's Board of Directors, 300,000 issued and outstanding shares were redeemed to treasury and canceled.

On May 18, 1998, Legacy Minerals Inc. changed its name to Global
Commonwealth Inc. after a vote by the Company's Board of Directors to change the name. The Board contemplated and evaluated various business plans, without adopting any.

On November 12, 1999, Global Commonwealth Inc. changed its name to
Global Innovative Systems Inc. (the "Company") after an affirmative vote by the Company's Board of Directors to change the name. Other than the above described acquisition by of the Company of NII, the Company does not have any plans, proposals, arrangements or understandings with respect to future acquisitions.

The Company has had no business operations prior to the acquisition of NII.

Business of Issuer.

The Company's objective to create a simplified asphalt mixing system which would be compact, environmentally friendly and easy to mobilize has been materially advanced with the design and development of the TRAMS System. The main frame houses a Genset for electrical power, all electrical components, a four bin feed system (split bins, two side by side) a burner with a blower, an exhaust fan to dry the aggregate and a drum. For a more in depth discussion of the TRAMS System, see the discussion of Niew Industries Inc., above.

Page No.: 6

III. Industry Overview and Competition.

There are at present, about eight major asphalt plant manufacturers situated in the central and eastern United States. Together they sell approximately 150 units per year all across North America. The Company intends to complete Phase II, then to locate the asphalt plant at a gravel pit, whose location has already been selected, and to record set up time, conduct anti-pollution equipment testing, and record promotional videos.

Research and Development.

When testing the mixing system (Phase I) the TRAMS was set up in Columbia Bitulithic Ltd.'s Aldergrove, British Columbia pit and used
NII's asphalt mix. Columbia Bitulithic Ltd. is a British Columbia paving company. There is no affiliation among the Company or Niew Industries and Columbia Bitulithic Ltd. Columbia Bitulithic used the material produced by the TRAMS to build an all weather road in their operations center in Abbotsford, B.C. They did not bear or otherwise help to pay any of the research and development costs of the TRAMS.

Once Phase II testing has been completed, the Company will sell or lease the prototype to an asphalt firm for a paving season to further test the system's performance and dependability. Upon receipt of positive results, management intends to commence manufacturing the TRAM System.

Research and development expenditures are charged to expense when incurred. Research and development costs consist of the cost of materials and services consumed, salaries and wages of personnel directly engaged in research and development and the costs of patent applications. The cost of the research and development is reduced by investment tax credits accrued in respect to qualifying costs of research and development. (The investment tax credit program is available to qualifying companies as a Canadian government incentive to carry on research and development activities. Upon closing of the share exchange agreement with the NII stockholders, it is expected that NII will no longer qualify for this incentive). Costs incurred to date consist of the following:

                   Jan 15, 1997 (incorporation            Year Ended 09/30:
                       to Sept. 30, 1999
                         (Cumulative)                  1999             1998
                  ----------------------------       ---------        --------
Materials and supplies    $ 268,710                   $ 44,627      $ 224,083
Salaries and benefits       135,354                     85,782         49,572
Patent applications          14,173                      9,443          4,730
Investment tax
  credits recovery          (95,486)                   (51,250)       (44,236)
                  ---------------------------        ---------        --------
                          $ 322,751                    $88,602       $234,149
                  ===========================        =========      ==========

Certain specific scientific or technological objectives were identified at the outset of research and development activities in 1999.  In fact,
these were a continuation of the activities commenced in 1998.   NII
sought to prove that it could develop an asphalt manufacturing plant that:
(1) provides an integrated system that was able to improve dramatically on pollution control which is virtually non-existent in conventional systems without bag-houses or settling ponds; (2) improves the durability of the finished product by the introduction of a different production process; and
(3) improves in the recovery of fine aggregate in the production process with the result that the finished product has a higher grade and a longer life.

Page No.: 7

V.   Regulatory Background:

The Province of British Columbia, the Ministry of Environment and more specifically the Waste Management Act R.S.C.B. of 1996, specify in strict detail the amount of emissions permitted from new asphalt plant operations. The three most important parameters deal with airborne particulates, organics and carbon monoxide. These are outlined in the Act and all asphalt operators are expected to submit stack emission tests to the Environment Ministry on an annual basis.

The prototype asphalt plant designed and manufactured by NII was meant to meet and exceed these strict requirements. The new concept and drum technology developed by the Company was tested during operational trials in the Spring of 1999. The test results, which are included below, were obtained without the use of either of the two pollution control methods that are currently used by the asphalt industry - the bag-house and the wet scrubber.

Parameters                    Specifications            Test Result
-----------                   ---------------         ---------------
Particulates                    90mg / m3               105.41mg / m3

Organics                        60mg / m3                   24mg / m3

Carbon Monoxide                200mg / m3                  196mg / m3

The British Columbia Provincial Waste Management Act Regulations specify that all new asphalt plants meet these specifications immediately while older or existing plants must be up-graded to comply by the year 2001.


Most asphalt plants only have two means to deal with pollution control;
The wet scrubber system or a bag-house. The first system uses recycled water to reduce dust to water born particulate (mud) and requires at least two settlement ponds, one for the mud and one for the recycled water. The second system or bag-house is a sophisticated vacuum that sucks particulate or dust from the exhaust gases and traps them in cotton bags. These collected fines are eventually added back into the mixing process to be recycled.

The bag-house will be used on all future TRAMS, as the wet scrubber application is becoming out dated and obsolete. Management predicts that the use of a bag-house will result in compliance with particulate emission requirements under all existing emission standards. However, testing of the TRAMS with a bag-house has not yet been undertaken. To fit the TRAMS, the baghouse's outer physical structure must be modified to fit the TRAMS' frame. Management has not yet ordered such a unit. The baghouse designed for the TRAMS will be compatible to existing baghouse units, but smaller. Smaller versions are available from several sources and Management does not believe that obtaining compatible baghouses is an issue. Further, the baghouse required for the TRAMS is actually less expensive than that used on larger units and the cost of TRAMS compatible baghouses is not excessive.


The prototype results, described above, were extremely gratifying to Management. The TRAMS prototype passed all of the emissions standards, other than the particulate standard, without the use or application of any form of conventional pollution control device - no bag-house or wet scrubber was used.

The TRAMS failed the regulatory specification for new plants in B.C. for particulates but management believes the TRAMS would pass in other provinces with lower standards. Management believes that with a bag-house, which is proven technology, the TRAMS will not only meet
B.C.'s stringent specifications but will surpass them. Without the bag-house, management was uncertain as to whether the plant would comply with standards. Management was pleased that the results were close enough to standards to suggest that alterations including the bag-house would help them ensure they met the standards. Carbon monoxide levels can be reduced without impacting the TRAMS' performance appreciably by adjusting the burner.

Management believes that the TRAMS System, with its double tapered drums will meet the B.C. specifications when the bag-house is completed.
The results from the pollution tests shows how close the TRAMS came to passing without either proven pollution system in place. Though the TRAMS failed its test for B.C., it has the most stringent emissions requirements in Canada.  In the U.S., California and New
Jersey are more stringent than the other states.   In New Jersey
one must use a bag-house. If the TRAMS did not meet the specifications, its market is narrowed, but not significantly considering the Asian, and South American markets which have hardly been touched.

In the event of emission level violations, regulators would not level fines against the Company but rather against the Contractor who owns the plant. The Company would have to make full disclosure to the buyer of the TRAMS' pollution testing results as each province and state has different specifications.

According to a report done by the Canadian Ministry of Environment, Lands and Parks' Air Resources Branch from November 22, 1995, entitled "A Technical Report for the Development of Regulations for Asphalt Paving and Recycling Plants" there are currently over 60 asphalt plants in operation in B.C.

The same report shows that the other provinces do not have waste management acts similar to that found in B.C. Thus, B.C. is more stringent than the other provinces. The TRAMS would meet the requirements in the other provinces. Existing acts in other provinces are not currently being upgraded.

Management is confident that after completing a retrofit that includes a mini-bag-house installation the unit will meet the requirements set out in the Provincial Waste Management Act and can meet current North American anti-pollution requirements.

Page No.: 8

Item 2. Management Discussion and Analysis or Plan of Operation

The Company was incorporated on September 14, 1995 in Nevada while
NII was incorporated on January 15, 1997 in British Columbia. Prior to the acquisition of NII, the Company was inactive. Since the operations of the surviving entity will be those of NII, the discussion below pertaining to periods prior to the acquisition date (January 31, 2000) relate to a discussion of the financial results of NII and management's plan of operations for the consolidated entity. The financial results of NII were consolidated with the financial statements of the Company in the 2nd quarter of the Company's 2000 fiscal year.

RESULTS OF OPERATIONS

                          Statement of Operations Data


                              Six months                Year ended
                            ended March 31,           September 30,
                           2000          1999         1999          1998
                          --------     ---------     ---------    ---------
                                (UNAUDITED)
Revenue                   $   -         $  -         $  -          $   -
                          --------     ---------     ---------    ---------
Expenses

General and administrative
                           23,360         22,238       45,154        21,110
Accounting, audit & legal  17,079          4,045       11,539         5,844
Research and development   17,711         29,626       88,602       234,149
Interest Income            (2,675)          (25)          (76)         (729)
Loss on terminated proposed
  business acquisition     46,145           -           -             -
                          --------     ----------    ----------    ---------
                          101,620        55,884       145,219       260,374
                         ---------     ----------    ---------     ---------
Net loss for the period
                       $ (101,620)  $   (55,884)   $ (145,219)   $ (260,374)
                         =========     ==========    =========     =========

General and administrative expenses include automotive, bank charges and interest, consulting, depreciation, director fees insurance, office and supplies, rent, telephone and travel expenses.

NII is a development stage company and therefore has not had any revenue generating activities.

Page No.: 9

Balance Sheet Data


                                March 31,                 September 30,
                          2000           1999         1999            1998
                         ---------     ----------    --------        ---------
                              (UNAUDITED)
Working capital
 (deficiency )           $(141,664)    $(319,778)    $ 417,129      $256,009
Total assets              129,979       108,036       113,231        91,158
Accumulated deficit      (507,213)     (324,993)     (405,593)     (260,374)
Stockholders' deficit    ( 86,980)     (309,996)     (408,079)     (248,521)



Six months ended March 31, 2000 compared to six months ended March 31, 1999.

The research and development costs in the six month period ended
March 31, 2000 of $17,711 declined by $11,915 over the corresponding period in 1999 because the development is almost completed and NII turned its attention to finalizing the acquisition of the company by Global, the registration of Global's stock and arranging for additional financing. Further development and testing of the TRAMS System has been deferred until NII completes its registration statement and
can obtain additional funding.   General and administrative costs have
increased by $1,122 from the comparative period in 1999 due to $23,360 the current focus on the registration of the Company's stock.

Accounting, audit and legal expenses increased by $13,034 to $17,079 in 1999 as a result of additional costs incurred in connection with NII's plans and intentions to become a public company. One component of this increase was to engage a firm to audit the Company's Financial Statements which previously were only compiled for tax purposes.

Management of NII had investigated a proposed acquisition of a Canadian business involved in the development of a secure locking system for explosives magazines. In that regard, NII had advanced $46,245 in anticipation of acquisition in fiscal year 2000. NII performed its due diligence in connection with the acquisition and has re-evaluated the proposal and decided not to pursue the acquisition. As a result, the initial advances have been written off. The company to which the funds were advanced and Global have one common director.

Interest income earned on refund of 1998 investment tax credits increased by $2,650 to $2,675 in the six months ended March 31, 2000.

Year ended September 30, 1999 compared to the year ended
September 30, 1998

During 1998, NII began the construction of its prototype TRAMS System. Research and development costs in 1998 of $234,149 were higher by $145,547 because the majority of the expenditures were for materials for the actual construction of the prototype. With the completion of a substantial portion of construction in 1998, costs in 1999 involved testing and refining of the prototype.

The general and administrative costs are increased by $24,044 to $45,154 in 1999 because NII was active for the entire year in 1999 while in 1998, it was active only for approximately half the year.

Accounting, audit and legal expenses increased by $5,695 to $11,539 as a result of additional costs incurred in connection with NII's plans and intentions to be a public company.

Page No.: 10

Liquidity and Capital Resources

As of March 31, 2000, NII has expended $340,462 (net of investment tax credits of $95,486) on direct research and development on the
prototype.   During this stage known as Phase I, NII constructed the
prototype but is still improving it to make it more efficient and to ensure that it meets government standards for pollution control. Management estimates that the completion of Phase I will require approximately $25,000 consisting of $15,000 for testing and materials and $10,000 for labor and subcontracts. At the completion of Phase I, management plans to sell its prototype, the proceeds of which would be used to finance the construction of another Phase I TRAMS System.

NII has plans for Phase II in which it will build a second trailer which will have a self-erecting silo, asphalt, diesel and propane tanks. NII intends to sell the commercial version of the two machines as a package, but would also be able to sell them individually. Management estimates the cost of Phase II to be as follows:


Materials                              $  84,000
Overhead                                  16,000
Salaries                                  50,000
                                       -----------
                                        $150,000
                                      =============

Page No. 11

To date, the operations of NII have been primarily financed by private loans from directors and related parties totaling $587,803 at March 31, 2000, as well as $95,486 of refundable Canadian government investment tax credits on eligible research expenditures. Upon conclusion of the share exchange with NII resulting in NII no longer being Canadian owned, further investment tax credits will not be available.

At March 31, 2000, the Company has cash of $19,987 available for completion of Phase I development and to finance the costs necessary in the process of going public in the United States. Going public is important for the Company since it requires access to capital to finance construction of additional units and to complete its development initiatives. The
Company does not have sufficient funds on hand to complete its Phase I development and the public registration process. Deficiencies in cash will be covered by additional loans and advances by the Company's directors until such time that the Company can attract equity investors. Should the Company be unable to attract equity investors, cutbacks and deferrals of the planned development and production schedule would occur until such funds were otherwise available externally or from the proceeds received on sale of the Phase I prototype. Alternatively, the Company could consider a joint venture to proceed with its plans.

At this point in time management has focused its efforts on the completion of Phase I. Completion of Phase II has been deferred until stock registration process is completed and cash flow is available to the Company. Management believes there is a market for the Phase I product without being dependant upon Phase II.

Plan of Operations

In the next twelve months, the Company intends to complete Phase I and possibly, Phase II and then produce the machine for commercial sale.

NII has also acquired a license to manufacture a self-erecting silo which is different from the silo that is going to be used in Phase II. Management also intends to manufacture this silo for commercial sale. At the present time, further development of Phase I and Phase II has been suspended to devote attention to the registration of the Company's common stock and listing of its securities on the NASD OTC: BB market.

These objectives are currently being financed by the Company's controlling stockholders. The Company believes it requires approximately $25,000 to complete the development and testing of Phase I at which time management believes it can sell the prototype. Proceeds from the sale and additional financing will be used to finance production of additional units. The Company intends to seek traditional debt, equity or principal funding to further finance the manufacturing process.

The Company anticipates it will be able to complete the stated plan of operations if the additional financing can be achieved. The actual expenditures and business plan of the Company may differ from the stated plan of operations. The Board of Directors of the Company may decide not to pursue the stated plan of operations. In addition, the Company may modify the stated plan of operations based on the available amount of financing in the event that the Company cannot achieve the required equity financing to complete the stated plan of operations. The Company does not have any arrangement in place for any debt or equity financing which would enable the Company to meet the stated plan of operations.

In the event the Company is not successful in achieving any further sales of its common stock, the Company anticipates that it could not sustain its business operations without short-term financing from the Company's controlling stockholders based on the Company's current cash position and the absence of a current revenue stream. Due to the Company's lack of operating history, there exists substantial doubt about the Company's ability to continue as a going concern, as stated in Note 1 to NII's financial statements.

The Company anticipates continuing operating losses in the foreseeable future. The Company bases this expectation in part on the basis that the Company will incur substantial operating expenses in completing its stated plan of operations. The Company's future financial results are also uncertain due to a number of factors, many of which are outside of the Company's control. These factors include, but are not limited to general economic conditions, government environmental regulations and increased industry competition, which include the following:

     -- Willingness of external investors to advance capital to the Company to finance continued development and production;

     -- Uncertainty regarding whether the Company can meet new British Columbia environmental regulations in 2001, whether it can comply with environmental regulations in other North
          American jurisdictions or whether the Company can continue to meet new regulatory requirements as they arise;

     -- That there will be a market for the Company's Phase I or II products once the development is complete and demand for the product at that time will be such to support economically viable production.

The Company believes that it has access to funds sufficient to complete the development and negotiate the sale of the Phase I prototype. There can be no assurance that such additional funding would be available to us, or if available that the terms of such additional financing will be acceptable to the Company.

Page No.: 12

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

Year 2000 Computer Problems

All of the Company's mission critical and non-mission critical computer systems are Year 2000 compliant. Management foresees no extraordinary expenditures on its operating systems as a result of any computer problems arising from the arrival of the Year 2000.


Item 3. Description of Property.


To date, the Company has maintained its principal executive offices in Prince George, British Columbia at the address shown on the facing page. This office is in the residence of Ken Bergestad. Mr. Bergestad has informed the Company that its use of this space does not create any hardship within his home As a result, he has stated that he does not intend to charge any rent for the use of this space. The Company has paid no rent for the use of this space.

The Company rents on a month to month basis 1500 square feet of space formerly used by NII located at 402 Elm Street, Quesnel, British Columbia, V2J 3W9. The Company pays the property owner approximately CAN $275.00 per month commencing March 1, 2000 for this space which is used primarily as a work shop.

An unrelated third party has granted access to the Company to store the TRAMS plant. Because the plant is located on an unused portion of the owner's property and does not interfere with the owner's business operations, no rent has been requested of the Company and none has been paid. Management considers the free rent benefit to be insignificant. There is no guarantee that this arrangement will continue.



Item 4. Security Ownership of Certain Beneficial Owners and Management

I.   Security Ownership of Certain Beneficial Owners.

The date of the information presented in this table is as of March 31, 2000.


Title of Class   Name & Address    Amount and Nature of      Percent of Class
                                   of Beneficial Owner       Beneficial Owner
--------------  ----------------  -----------------------   ----------------
Common          Lloyd Olson(1)      2,400,000                    11.05%

_________________________________________
(1) Lloyd Olson is an employee of the Company, but is not an officer or a director, nor is he related to any person in management. Mr. Olson's address of record is RR 08 Box 13 Bjornson Site, Quesnel, British Columbia,
Canada V2J 5E6.

Page No.: 13

II.  Security Ownership of Management.

The date of the information presented on this table is March 31, 2000.

Title of Class     Name and Address of        Amount           Percent of
                   Beneficial Owner (1)                        Class
---------------    ----------------------    ---------       --------------
Common Stock        Walter Niemi             7,200,000          33.18%
Common Stock        Ken Bergestad            2,400,000          11.05%
                                             ---------       -------------
                                             9,600,000          44.23%
_____________________________                =========       =============
(1) The address of record for these shareholders is 5975 Selkirk Crescent, Prince George, British Columbia, Canada V2N 2G9


III. Transfers Involving the Original Twelve Certificates.

The Company is aware of approximately 33 transactions involving the original twelve common stock certificates. These transactions are summarized below:

VENDOR(1)                PURCHASER            DATE              VOLUME
-------------------------------------------------------------------------
Brenna Baumgartner                                              900,000
Cert. No. 2512        38 Purchasers(2)    March 16, 2000        900,000

Andrew Beers                                                    500,000
Cert. No. 2510
(the shares
represented by this
certificate have never
been transferred).

Jan Beers                                                       500,000
Cert. No. 2511                              Feb. 5, 1996

Andrew McNeilly                                                 100,000
Andrew McNeilly                                                 100,000
Andrew McNeilly                                                 100,000
Josephine Page                                                  100,000
Josephine Page                                                  100,000
Kerry J. Garvin                                                 900,000
Cert. No. 2507
(the shares
represented by this
certificate have never
been transferred).

Arthur G.  Lang                                                 900,000
Cert. No. 2508      38 Purchasers(2)      March 16, 2000        900,000

Mary L. Lang                                                    900,000
Cert. No. 2509
(the shares
represented by this
certificate have never
been transferred).

Barbara J. McMullin.                                            900,000
Cert. No. 2501
(the shares
represented by this
certificate have never
been transferred).

Brent M. McMullin                                               900,000
Cert. No. 2502                            Nov. 21, 1996

Donald Byers                                                    300,000
Donald Byers                                                    300,000
Donald Byers                                                    300,000

Kevin McMullin                                                  900,000
Cert. No. 2504                             Oct. 26, 1995

Bevin McMullin                                                  900,000

Melba R. McMullin                                               900,000
Cert. No. 2503                             Dec. 9, 1999

Patricia Taverner                                                10,000
Joanne Gialleonardo                                              10,000
Maria T. Myatovic                                                10,000
John J. Paolucci                                                 20,000
Ed & Marylin Harder JTTEN                                        50,000
Greg Rolufs                                                      50,000
Murdoch M. Ross                                                  50,000
Jesse Sabbarwal                                                  10,000
Kewal Singh Bagri                                                10,000
Harmail Bagri                                                    10,000
Robin Bagri                                                      10,000
Leslie K. Fallowfield                                            10,000
Angelino & Lorena Spoletini JTTEN                                10,000
Silvana Spoletini                                                20,000
Daniel A. &Joanne Gialleonardo JTTEN                             10,000
Antonio & Ellena Gialleonardo JTTEN                              10,000
Michael J. Romano                                                10,000
Maria L. Romano                                                  10,000
John & Reno Romano JTTEN                                         10,000
James T. & James C. Gibb JTTEN                                   10,000
Luigi P. Brunello                                                10,000
Joagum M. & Lydia Santos JTTEN                                   50,000
Robert M. & Gayle Wannop JTTEN                                  100,000
Scotia McCleod in trust for Eric P. Wilson                       75,000
James H. Walske                                                  15,000
Robert J. Robinson                                               20,000
Northern Business Ltd.                                          290,000
Linda G. Swales                                                 900,000
Cert. No. 2506                         Sept. 9, 1998
Andrew J. Chamberlin in trust                                   700,000
FRL Syndicate                                                   200,000
Murray L. Swales
900,000
Cert. No. 2505                        March 13, 2000
FRL Syndicate                                                   700,000
Donald Byers                                                    200,000

_____________________________________________________
Each Vendor depicted paid $.01 (U.S.) to the Company for his or her shares. These Certificates were canceled on March 16, 2000, with the underlying shares being distributed to 38 purchasers. However, there were other transfers on this date, not involving any of the shareholders depicted on this schedule and the Transfer Agent's records do not depict to whom each seller's shares were distributed

Page No.: 14

IV.  Changes in Control.

There are no arrangements which may result in a change in control of the issuer.


Item 5. Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers

Helge Freudentheil, President and Director (Age 50)

Mr. Helge Freudentheil is a Director at Global Innovative Systems, Inc, and has been with the Company since the consummation of the transaction among the Company and Niew on January 31, 2000. Neither Mr. Freudentheil nor any affiliate of his holds any of the Company's securities. He has no agreements in place to acquire any such securities. For 10 years prior to joining the team at Global Innovative Systems, Inc., and continuing to the present, Mr. Freudentheil has been the Owner-Manager of P.G. Machine Works, a general machinery, welding, fabricating and manufacturing business in Prince George, British Columbia. The Company has no business dealings or transactions with P.G. Machine Works or any affiliate thereof. While at P.G. Machine Works, Mr. Freudentheil: built specialty parts for Rolls Royce turbines; Nuvo Pinione pumps for Westcoast Energy, Inc.; and built special and intricate parts for BC Hydro transformer equipment. Mr. Freudentheil has spent his career involved in the machinery industry. Mr. Freudentheil expends approximately 90% of his work week efforts to P.G. Machine Works and the remaining 10% to the Company. He has served as the Lecturer in Charge for Harare Polytechic in Harare, Zimbabwe, lecturing in applied workshop technology, production of machine tools and processes. He received a Zimbabwe National Diploma in Mechanical Engineering. Mr. Freudentheil holds a Provincial Trade Certificate; Machinist, and an Inter-provincial Trade Certificate; Machinist.

Mr. Ken Bergestad, Vice-President and Director (Age 47)

Mr. Ken Bergestad is the Vice President of Global Innovative Systems, Inc. and has held that since the consummation of the transaction among the Company and Niew on January 31, 2000. From 1997 until 1999, Mr. Bergestad was Secretary of Niew Industries, Inc. Mr. Bergestad was instrumental in raising the start-up capital for Niew Industries, Inc. and took on the job as bookkeeper as well as day-to-day administrative duties of the company. Mr. Bergestad has also been involved in the paving industry for over twenty years. He worked as a grade foreman for Pittman Asphalt from 1994-1997. Mr. Bergestad has been a member of the Operating Engineers Union since 1979, and is a classified Grade Foreman, and Equipment Operator. Mr. Bergestad attained a Bachelor of Arts degree in Psychology from the University of Victoria. Mr. Bergestad provides approximately 100% of his work week to his duties for the Company.

Walter R. Niemi, Secretary, Treasurer and Director (Age 55)

Mr. Walter R. Niemi is the Secretary Treasurer of Global Innovative Systems, Inc. and has held that position since the consummation of the transaction among the Company and Niew on January 31, 2000. Mr. Niemi is also the President of Niew Industries, Inc. and has been there since January 1997. Mr. Niemi has extensive experience in the paving industry and applies virtually 100% of his time to the Company and Niew Industries Inc. For the five year prior to joining Niew Industries, Mr. Niemi worked as a mechanic and plant operator for Quesnel Paving. He joined the Operating Engineers Union in 1970 and is classified as a heavy duty mechanic, welder, and asphalt plant operator. At Quesnel Paving, Mr. Niemi's duties consisted of operating, maintaining, repairing, moving and overseeing the operation of Asphalt Equipment. As an inventor by nature, Mr. Niemi began designing a different method of mixing asphalt in the mid 1980's. The drawings of the double tapered mixing drum system were completed by the beginning of 1997.

Mr. Robert W. Stark, Vice President and Director (Age 49)

Mr. Stark is currently a Director of Global Innovative Systems, Inc. Mr. Stark came to Global Innovative Systems, Inc. upon the consummation of the transaction among the Company and Niew on January 31, 2000. Before his arrival at Global Innovative Systems, Inc. and since 1988, Mr. Stark has been self-employed with Krats Drilling. He applies approximately 90% of his work time to Krats Drilling and the remaining 10% to the Company. Mr. Stark has been employed for over thirty years as a driller, blaster and driver in British Columbia and the Yukon. Mr. Stark comes to Global Innovative Systems, Inc. with many years of experience and a lengthy list of training and certification in areas including but not limited to: BC Ministry of Energy Mines and Petroleum Services blasting certification, Mine Rescue Certification, Transportation of Dangerous Goods Certification, and WCB Occupational First-Aid Level 1.

Mr. John Ian Lloyd Olson, Treasurer Niew Industries, Inc. (Age 38)

Lloyd Olson has been a part of Niew Industries, Inc. since 1997 and has held the position of treasurer of Niew Industries, Inc. since inception. Mr. Olson was an electrical apprentice for Service Electric, Quesnel, B.C. from 1986-1990. His apprenticeship was served mainly in an industrial environment, sawmills, and pulpmills. During this period he developed a P.L.C. program for the logging industry to automatically measure and cut logs to length in the bush. From 1991 to 1998 he worked as a serviceman for Service Electric in Quesnel. His Duties ranged from residential to commercial work as well as Industrial instrumentation and P.L.C. programming. During this period he developed a program to monitor and run the city of Quesnel's water system via computer over the telephone line. Mr. Olson received a high school diploma from Correlieu Senior Secondary School in Quesnel, B.C. Mr. Olson wired the plant (TRAMS Trailer) and wrote the computer program as well.

II.  Family Relationships.

There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers.

III. Involvement in Certain Legal Proceedings.

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries or findings of securities or commodities law violations.

Item 6. Executive Compensation

The following information is dated as of September 30, 1999, the end of Global Innovative Systems, Inc. last fiscal year.

Page No.: 15

I.   SUMMARY COMPENSATION TABLE

                Long-Term Compensation
             Annual Compensation      Awards                Payouts


Name
and                          Other   Restrict- Sec.      LTIP       All Other
Princi-                      Annual  ed        Underly-  Payouts    Compansa-
pal           Salary   Bonus Compen- Stock     ing       ($)        tion
Position Year (US$)(*) ($)   sation  Award     Options/             ($)
                              US($)            SARs (#)
-------  ----  ------  ---   ------  ------   ---------  -------   ---------
Helge      99      0     0        0      0          0         0         0
Freudentheil
president

Robert     99      0     0        0      0          0         0         0
Stark
(vice
president)

Ken        99   19,959   0        0      0          0         0         0
Bergestad
(vice
president)

Walter     99   39,918   0        0      0          0         0         0
Niemi
(secretary
/treasurer)


1 The Compensation depicted was paid by Niew Industries Inc. and is depicted in U.S. Dollars. Messrs. Feudentheil and Stark did not commence their positions with the Company until the acquisition of Niew closed in January 2000. The actual compensation paid to Messrs. Bergestad and Niemi was in Canadian Dollars. The Canadian equivalents are $30,000 and $60,000 respectively.



* The compensation depicted is in U.S. dollars. The compensation was paid in Canadian dollars.

Page No.: 16


II.  OPTION/SAR GRANTS IN LAST FISCAL YEAR
     (Individual Grants)

A.   Rule 701 Stock Plan.

On July 1, 1996, Legacy Minerals Inc. adopted the Legacy Minerals Inc.
1996 Consultant and Employee Stock Compensation Plan pursuant to Rule
701 promulgated under the Securities Act of 1933 (the "Plan").   Shares
designated to the Plan: 1,000,000. Transfer Company: Pacific Stock Transfer Company; 2690 S. Eastern Rd., Suite 218; Las Vegas, Nevada 89109.

The Company has no grants to report in the past fiscal year pursuant to its Plan. The Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share for an aggregate capital infusion to the Company of $500,000. To date no options have been granted. The criteria for distributing options is within management's discretion.


III. AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

The Company has no Options, Exercises or Values to report for its last fiscal year pursuant to its Plan. The Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion.


IV.  LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

The Company has no plans or awards to report for last fiscal year pursuant to its Plan. The Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion.


V.   COMPENSATION OF DIRECTORS

Standard Arrangements.

Each member of the Company's Board of Directors is to be paid $6,000 (U.S.) annually commencing in 2000 as compensation for their positions. The members of the Company's Board of Directors also are reimbursed for actual expenses incurred in attending Board meetings.

B. Other Arrangements.

There are no other arrangements for compensation to the Board of Directors' members.


VI. EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL ARRANGEMENTS

No member of management, nor any employee, is covered by any employment contract, termination of employment agreement or change in control arrangement.

Page No.: 17

Item 7. Certain Relationships and Related Transactions

During the year ended September 30, 1999, the Niew Industries borrowed $34,074 from director Ken Bergestad's father and paid him interest of $1,331 during the year. The loan is unsecured and is without specific terms of repayment. Interest is payable at the rate of eight percent to the bank that provided the funds to the related party. The lender has indicated that he does not expect to request repayment during the next fiscal year. As of March 31, 2000, the Company had repaid
$1,302 of the outstanding principal balance.

Niew Industries had previously received loans of $467,357 to NII. Of this sum, $450,457 did not bear interest. The balance of $16,900 was repaid during the six month period ending March 31, 2000. These loans are unsecured and have no specific terms of repayment. In connection with the share exchange agreement, loans totaling $420,864 were acquired by the Company and settled. Subsequent to September 30, 1999, the directors advanced a further $104,574 to the Company on an unsecured, non-interest bearing basis with no terms of repayment.

At March 31, 2000, the balance of loans payable to the Company's stockholders was as follows:

Ken Bergestad                        $  57,012
Walter Niemi                            28,978
Lloyd Olson                             48,177
                                    --------------
                                     $ 134,167
                                    ==============

During 1998, NII loaned $27,827 to its directors. During 1999 arrangements were made by which these advances were repaid by the directors.

Niew Industries Inc. advanced as a non-refundable payment in contemplation of acquisition, a sum of money to Remote Security Ltd. a company in which Robert Stark, a director of the Company, also serves as a director. Management of NII had investigated a proposed acquisition of Remote Security Ltd. a Canadian business involved in the development of a secure locking system for explosives magazines.
Primarily, the secure locking system is designed for use by the mining industry to prevent theft of explosives while stored. NII advanced $46,145 in anticipation of acquisition. NII performed its due diligence in connection with the acquisition. Thereafter, NII's management re-evaluated the proposal and decided not to pursue the acquisition. As a result, the initial advances were written off. At the time of the related party transaction, Mr. Stark was a controlling shareholder of Remote Security Ltd. While he is a member of Global's Board of Directors, Mr. Stark has never been a director of Niew Industries Inc. Thus, he did not participate in Niew Industries Inc.'s decision to advance the funds, to abandon the acquisition, or to forgive the indebtedness.


Item 8. Legal Proceedings

The issuer is not a party to any pending legal action, suit, or proceeding nor is its property the subject of any legal proceeding.


Item 9. Market for Registrant's Common Equity and Other Shareholder Matters

The Company is authorized to issue 200,000,000 common shares with par value of $.001 (USD). There is no public trading market for the common equity shares of the Company. If the Company successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Electronic Bulletin Board Service upon approval by the NASD of the Company's application on Form 211. There are approximately 75 equity holders of record of the Company's Common stock. The number of shares eligible for trading will be all of the Common stock except that which are owned by management. There have been no cash dividends declared since inception of the Company. At this time the Company does not anticipate paying dividends.


Item 10. Recent Sales of Unregistered Securities

During the period from incorporation to the present, the Company sold securities which were not registered under the Securities Act of 1933 in reliance presumptively upon exemptions from the securities registration provisions in transactions as set forth below.

Page No.: 18

A. Three individuals, comprising all of the shareholders of NII, a British Columbia corporation, sold one hundred percent of the outstanding shares and amounts owing to them by NII to Global Innovative Systems Inc. in exchange for 12,000,000 Common voting shares of the Company. This transaction closed on January 31, 2000.

                    NII Shares                      Shares issued on exchange
                 ------------------------------------------------------------
Walter Niemi:       1,290           60.0(% of NII)             7,200,000
Ken Bergestad:        430           20.0                       2,400,000
Lloyd Olson:          430           20.0                       2,400,000
                 -----------       ----------------          ----------------
Totals:             2,150          100.0%                     12,000,000
                 ===========       ================          ================
September 3, 1995 Rule 504 Private Placement.

On or about September 3, 1995, the Company accepted subscription agreements from twelve prospective purchasers to purchase the Company's Class A
Voting Common Stock for $.01 (U.S.) per share. The Company executed and filed on Form D that it relied upon Rule 504 in selling the 10 million shares subscribed for. Subsequently, many of these shares have been sold or otherwise distributed by these shareholders to other persons, many of whom remain shareholders of the Company on this date. Additionally, 300,000 shares were redeemed and canceled on August 27, 1997, leaving 9,700,000 shares issued and outstanding at the date of the acquisition of NII. The original twelve investors and the amounts of their initial investments appear below.

Name & Address(1)    No./Shares Price      Total (U.S.$)     U.S. Resident
-----------------    -----------------    ---------------   --------------
Brenna Baumgartner   900,000    $.01         $ 9,000.00              No.
Andrew Beers         500,000                   5,000.00              No.
Jan Beers            500,000                   5,000.00              No.
Kerry J. Garvin      900,000                   9,000.00              No.
Arthur G.  Lang      900,000                   9,000.00              No.
Mary L. Lang         900,000                   9,000.00              No.
Barbara J. McMullin  900,000                   9,000.00              No.
Brent M. McMullin    900,000                   9,000.00              No.
Kevin McMullin       900,000                   9,000.00              No.
Melba R. McMullin    900,000                   9,000.00              No.
Linda G. Swales      900,000                   9,000.00              No.
Murray L. Swales     900,000                   9,000.00              No.

(1) All Purchasers subscribed for the shares purchased under the address P.O. Box 4287-1000; San Jose, Costa Rica.

The Company has not undertaken to distribute or offer any of its shares other than in the two transactions described above.

Page No.: 19

Item 11. Description of Securities

The securities to be registered pursuant to this Form 10-SB are all of the authorized voting Common stock of Global Innovative Systems Inc. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the By-laws. The amount of shares authorized is 200,000,000. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.


Item 12. Indemnification of Directors and Officers

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fee, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provisions of law or otherwise, as well as rights under
Article 11.

Nevada Revised Statutes Section 78.7502 provides for discretionary and mandatory indemnification of officers, directors, employees and agents as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding, except by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe the conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been judged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matters therein, the corporation shall indemnify the person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

Nevada Revised Statutes Section 78.751 requires authorization for discretionary indemnification; advancement of expenses and limitation on indemnification and advancement of expenses as follows:

Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by
the corporation only as authorized   in the specific case upon a
determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

By the stockholders;

By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Page No.: 20


Item. 13. Financial Statements.

The Financial Statements filed as part of this Registration
Statement are:

Global Innovative Systems Inc.:

Unaudited Pro-forma Consolidated Financial Information.

Unaudited Pro-Forma Consolidated Financial Information which gives effect to the acquisition of all the outstanding common shares of Niew Industries
Inc. and settlement of amounts due to its stockholders totaling $420,864 in exchange for 12 million shares of common stock of the Company has not been presented. The acquisition of Niew Industrieswas accounted for as a reverse acquisition as the former stockholders of Niew Industries controlled approximately 55% of the voting common shares of the Company immediately after the acquisition. The consolidated balance sheet at March 31, 2000, consolidates the accounts of the Company and Niew Industries. The Company was inactive at he date of acquisition and there are no pro forma adjustments. Accordingly, the pro forma statements of operations for the six months ended March 31, 2000, and for the year ended September 30, 1999 have not been included since they are identical to those presented elsewhere in the Registrant Statement. Readers are referred to the consolidated financial statement for the six months ended March 31, 2000 and the financial statements of Niew Industries for the year ended September 30, 1999.

Unaudited Consolidated interim Financial Statements for the six months ended March 31, 2000.

Balance Sheets
Statements of Operations
Statements of Changes in Stockholders' Deficit
Statements of Cash Flows
Notes to the Financial Statements

Niew Industries Inc.:

Audited Financial Statements for the years ended
September 30, 1999 and 1998

Report of Independent Accountants
Balance Sheets
Statements of Operations
Statement of Changes in Stockholders' Deficit
Statements of Cash Flows
Notes to the Financial Statements.


Item 14. Changes in and Disagreements with Accountants

None.


Item 15. Index to Exhibits
                                                                       Page
                                                                      ------
 3.     (i)   Corporate Charter...........................previously submitted
      (ii)   Articles of Incorporation...................previously submitted
     (iii)   Bylaws......................................previously submitted

10.         Material Contracts
       (i)  Share Purchase Agreement.....................previously submitted
      (ii)  Ian Westwood Agreement.......................previously submitted

21.
       (i)  Subsidiaries of the Registrant...............previously submitted

27.    (i)  Financial Data Schedule...................................  43

99.
       (i)  Letter of Counsel Dated June 29, 2000
                Refiled as Correspondence.............................  45

      (ii)  Letter of Counsel Dated September 6, 2000.................  55

            Signatures................................................  43

Page No.: 21

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                           (Expressed in US Dollars)

                                                            March 31,
                                                       2000          1999
ASSETS                                           -------------   ------------

Current assets
Cash                                              $  19,987       $   522
Receivables                                           5,864         6,863
Investment tax credits refundable                    53,150        50,528
Prepaid expenses                                      1,572           341
                                                ---------------  -----------
                                                     75,295        98,254

Fixed assets                                          8,123         9,782
License (Note 5)                                     46,561           -
                                                ---------------  -----------
                                                $   129,979    $  108,036
                                                ---------------  -----------
LIABILITIES

Current liabilities
Accounts payable                                 $   49,330    $    7,183
Accrued liabilities                                     690             -
Loan payable to related party                        32,772         6,656
Advances from stockholders (Note 6)                 134,167       404,193
                                                 ------------   ----------
                                                    216,959       418,032
                                                 ------------   ----------
STOCKHOLDERS' DEFICIT

Common stock

Authorized:
 200,000,000 common shares,
 par value $0.001
Issued:
 21,700,000 (1999 - 12,000,000)
 common shares                                       21,700        12,000

Additional paid-in capital                          410,632           -

Accumulated other comprehensive
income Foreign currency translation
(loss) gain                                         (12,099)        2,997

Deficit accumulated in the
development stage                                  (507,213)     (324,993)
                                                  -----------   ----------
                                                   ( 86,980)     (309,996)
                                                  -----------   ----------
                                                  $ 129,979     $ 108,036
                                                  ===========   ==========

                 The accompanying notes are an integral part of
                     these consolidated financial statements

Page No.: 22

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                           (Expressed in US Dollars)


                    January 15, 1997
                    (Incorporation)       Three Months       Six Months
                    To March 31, 2000     Ended March 31,    Ended March 31,
                    Cumulative           2000       1999    2000       1999
                   ------------------  --------   -------   ------   -------
EXPENSES
Accounting,
audit and legal       $ 34,462       $ 10,628    $ 3,356  $ 17,079   $ 4,045

Automotive              16,779          1,054      2,674     1,669     4,670

Bank charges and
interest                 3,485             55          5     1,781        72

Consulting               4,000          4,000        -       4,000       -

Depreciation             4,068            518        814     1,028     1,243

Directors' fees          6,000          6,000        -       6,000       -

Insurance               13,973          2,442      1,018     4,101     2,153

Office and supplies      3,864             51      1,652       778     1,798

Rent                    12,087            550        -         618     2,756

Research and develop-
ment costs (Note 7)    340,462            773     13,173    17,711    29,626

Telephone                8,982          1,013      1,010     2,149     2,447

Travel                  16,386          1,016      6,609     1,236     7,099
                     ----------       ---------  --------  --------  --------
LOSS BEFORE OTHER
ITEMS                 (464,548)       (28,100)   (30,311)  (58,150)  (55,907)
                     ----------       ---------  --------  --------  --------
OTHER ITEMS

Interest income          3,480            -          -       2,675        25

Loss on terminated
proposed business
acquisition (Note 8)   (46,145)       (12,728)       -     (46,145)      -
                      ----------      ---------  --------  ---------  -------
                       (42,665)       (12,728)       -     (43,470)       25
                      ==========     ========== ========= ========== ========

NET LOSS FOR THE
PERIOD                (507,213)       (40,828)   (30,311) (101,620)  (55,884)
                     ===========    =========== ========= ========= =========
Loss per share -
basic and diluted                      $ 0.00     $ 0.00    $ 0.01    $ 0.00

Weighted average
common shares                      18,466,667 12,000,000 15,233,333 12,000,000
                    ===========   =========== ========== ========   ==========


                     The accompanying notes are an integral
                part of these consolidated financial statements

Page No.: 23

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                           (EXPRESSED IN US DOLLARS)
                                  (UNAUDITED)

                                         Deficit     Accumulated
                                        Accumulated  Other           Total
                 Common       Additional in the       Comprehensive   Stock-
                Shares       Paid-in   Development   Income          Holders'
            Number   Amount  Capital      Stage                      Deficit
          --------  -------  ---------  ---------   -----------     ----------


Balance,
October 1,
1999 - Niew
Industries
Inc        5,000    $ 3,265  $   -     $ (405,593)   $ (5,751)   $  (408,079)

Common
stock
redeemed
at $1 Cdn
on October
31, 1999
           (2,850)    (1,861)    -           -            -           (1,861)
          --------  -------  ---------  ---------   -----------     ----------

           2,150      1,404       -      (405,593)     (5,751)      (409,940)

Adjustment
for the
issuance
of common
stock on
reverse
acquisition
      11,997,850     10,596       -       (10,596)         -            -
          --------  -------  ---------  ---------   -----------     ----------

      12,000,000     12,000       -      (416,189)     (5,751)      (409,940)

Settlement
Of debt to
The former
Stockholders
Of Niew Indus.
Inc. (Note 3)-          -      410,268     10,596          -         420,864

Adjustment
for the
stockholders'
equity of
the
Company
at the
acquisition
date (NOTE 3)
       9,700,000      9,700        364       -            -           10,064
          --------  -------  ---------  ---------   -----------     ----------

      21,700,000     21,700    410,632   (405,593)     (5,751)        20,988
          --------  -------  ---------  ---------   -----------     ----------

Net loss
for the
period     -           -         -       (101,620)        -         (101,620)

Foreign
currency
translation
gain (loss)
           -           -         -          -          (6,348)        (6,348)
          --------  -------  ---------  ---------   -----------     ----------

Total
comprehensive
income
           -           -         -       (101,620)     (6,348)      (107,968)
          --------  -------  ---------  ---------   -----------     ----------

Balance,
March 31,
2000
      21,700,000   $ 21,700  $ 410,632  $(507,213)   $(12,099)      $(86,980)
          --------  -------  ---------  ---------   -----------     ----------


   The accompanying notes are an integral part of these financial statements

Page No.: 24

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                           (Expressed in US Dollars)


                            January 15, 1997
                           (incorporation) to
                            March 31, 2000          Six months ended March 31,
                            Cumulative                2000              1999
                           ------------------      -----------    -----------
CASH PROVIDED BY (USED IN)
Operating
Net loss for the period    $     (507,213)         $ (101,620)    $  (54,784)

Non cash item
Depreciation                        4,068               1,028          1,243

(Increase) decrease in assets
Receivables                          (586)                514        (13,408)

Investment tax credits
refundable                        (53,150)             43,986         (7,749)

Prepaid expenses                   (1,572)              3,562          2,267

Increase (decrease) in
liabilities

Accounts payable                   18,293               3,844         (1,397)

Accrued liabilities                   690              (4,740)        (3,000)
                             ----------------       ------------   ----------

                                 (539,470)            (53,426)       (76,828)
                             ----------------       ------------   ----------
Financing
Loan payable to related party      32,772              (1,302)         6,656

Issuance of common stock            1,404                 -              -
Advances from stockholders        555,031              87,674         76,094
                             ----------------       ------------   ----------
                                  589,207              86,372         82,750
                             ----------------       ------------   ----------
Investing
Cash acquired on reverse
acquisition                       10,064               10,064           -

Purchase of license              (15,524)             (15,524)          -

Purchase of fixed assets         (12,090)                 -           (3,628)
                             ----------------       ------------   ----------
                                 (17,550)              (5,460)        (3,628)
                             ----------------       ------------   ----------
INCREASE IN CASH                  32,187               27,486          2,294

EFFECT OF FOREIGN EXCHANGE
ON CASH                          (12,200)              (8,310)        (6,600)

CASH AT BEGINNING OF PERIOD          -                    811          4,828
                             ----------------       ------------   ----------

CASH AT END OF PERIOD           $ 19,987             $ 19,987        $   522
                             ================       ============   ==========

Supplemental Information

Non cash investing and financing activities
Shares of Niew Industries Inc. and loans payable to
stockholders of Niew Industries Inc. acquired for
consideration totaling 12 million shares of common
stock
                                                   $  420,864        $    -

License acquired by issuance of accounts payable   $   31,037        $    -



The accompanying notes are an integral part of these consolidated financial statements

Page No.:25

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                           (Expressed in US Dollars)

                            March 31, 2000 and 1999


1.   UNAUDITED FINANCIAL STATEMENTS

The interim financial statements for the six month periods ended March 31, 2000 and 1999 included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information, contained therein. It is suggested that these interim financial statements be read in conjunction with the financial statements of Niew Industries Inc. (Note 3) for the years ended September 30, 1999 and 1998 and the notes thereto included elsewhere in the Company's registration on Form 10-SB. The Company follows the same accounting policies in preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.


2.   NATURE OF BUSINESS AND CONTINUING OPERATIONS


The Company was incorporated in the State of Nevada on September 14, 1995 and was inactive until January 31, 2000 when it closed a share exchange agreement with the stockholders of Niew Industries Inc. ("NIEW"). The transaction resulted in NIEW becoming a wholly owned subsidiary of the Company. Since the stockholders of Niew Industries controlled 55% of the combined entity after the merger and the business of Niew Industries presents the only operations of the new entity, the transaction was recorded as a reverse acquisition and Niew was considered the accounting acquirer.
As such, the historical financial information of the Company is that of Niew.


Niew was incorporated on January 15, 1997 under the British Columbia Company Act. The Company was inactive until March 23, 1998 when it began the development of a twin rotating asphalt mixing system. To date, this has been Niew's only activity. These financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

The Company has made an application to the United States Securities and Exchange Commission to register its common stock.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at March 31, 2000, the Company has accumulated operating losses of $507,213 since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors, directors and stockholders and obtaining long term financing as well as achieving a profitable level of operations through the successful development of the twin rotating asphalt mixing system. It is the intention of the Company to raise a new equity financing of approximately $1,500,000 within the upcoming year. Amounts raised will be used to complete the development of the twin rotating asphalt mixing system and then proceed into a stage of commercial production.

Page No.:26

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                           (Expressed in US Dollars)

                            March 31, 2000 and 1999


2.   NATURE OF BUSINESS AND CONTINUING OPERATIONS - CONTINUED

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do no include any adjustments that might arise from this uncertainty.


3.   ACQUISITION OF NIEW INDUSTRIES INC.

By agreement dated December 11, 1999, the Company agreed to acquire 100% of the issued and outstanding shares, and settle $420,864 owing to the stockholders, of Niew Industries Inc. in exchange for 12 million common shares of the Company. The acquisition closed on January 31, 2000.



Effective as of the closing date, the transaction was accounted for using the purchase method of accounting as applicable for a reverse acquisition. Following reverse acquisition accounting, consolidated financial statements subsequent to closing of the acquisition are presented as a continuation of Niew. The operations of the Company are consolidated with those of Niew from the date of the acquisition.



The net assets of the Company at the date of acquisition consisted of $10,064 of cash remaining on its initial capitalization. No goodwill was recorded on the transaction.



The company intends to retain September 30 as its fiscal year end.

Since the Company was inactive until the acquisition of Niew, pro-forma information reflecting the acquisition had it occurred at the beginning of the earliest period presented would not yield results different from the net loss and loss per share presented on the Consolidated Statement of Operations.

Page No.: 27

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                           (Expressed in US Dollars)

                            March 31, 2000 and 1999


4.   NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No.
133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of
(i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecaster transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on October 1, 2000 to affect its financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard did not have a material effect on the financial statements.


5.   COMMITMENT

By agreement dated November 8, 1999, the Company agreed to purchase a license entitling it to manufacture a component known as a "Portable Overhead Bin". This component will be part of the twin rotating asphalt mixing system that is currently being developed by the Company. To acquire the license, the Company is required to pay a one time payment of $75,000 in Canadian dollars, $30,000 which has been paid with the balance to be paid by August 31, 2000. In addition, the company will be required to pay a royalty based on the number of units manufactured in a calendar year.
The minimum royalty is Cdn. $10,000 for 2000 and Cdn. $20,000 for 2001 and thereafter.

Page No.: 28

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                           (Expressed in US Dollars)

                            March 31, 2000 and 1999

6.   ADVANCES FROM STOCKHOLDERS

In connection with the acquisition of Niew Industries Inc., the purchase price of 12 million common shares included the settlement of outstanding debts to directors totaling $420,864.

The remaining advances are unsecured, do not bear interest and have no specific terms of repayment. The advances are summarized as follows:

                                                2000                  1999
                                            ------------          -----------
Cash advances to the company                $ 125,694             $  404,193
Reimbursable expenses                           8,473                   -
                                            ------------          -----------

                                           $  134,167             $  404,193
                                            ============          ===========
Average balance for the period             $  163,972             $  373,245
                                            ============          ===========


7.   RESEARCH AND DEVELOPMENT COSTS

The company is in the process of developing a twin rotating asphalt mixing system. Costs incurred to date consist of the following:



                    January 15, 1997
                    (Incorporation)       Three Months       Six Months
                    To March 31, 2000     Ended March 31,    Ended March 31,
                    Cumulative           2000       1999    2000       1999
                   ------------------  --------   -------   ------   -------
Materials and supplies    $ 274,979     $   451   $ 8,921  $ 6,269  $ 21,982
Salaries and benefits       138,758         322     1,026    3,404     4,410
Patent application           22,211          -      6,316    8,038    10,166
Investment tax credits
  recovery                  (95,486)         -     (3,090)     -     (6,932)
                   ------------------  --------   -------   ------   -------
                          $ 340,462    $    773  $ 13,173   $17,711 $ 29,626
                        ============ ========== ========= ========= =========

Upon conclusion of the share exchange agreement, the company is no longer eligible for recoverable investment tax credits.

Page No.: 29

                         GLOBAL INNOVATIVE SYSTEMS INC.
                         (A Development Stage Company)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                           (Expressed in US Dollars)

                            March 31, 2000 and 1999


8.   LOSS ON TERMINATED PROPOSED BUSINESS ACQUISITION

During the period, the Company advanced funds in anticipation of the acquisition of a business. The directors have reassessed the proposed acquisition and have chosen to abandon it. As a result, the advances have been written off.

The company to which the funds were advanced and the Company have one common director.

Page No.: 30

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                               SEPTEMBER 30, 1999


                                                                     Page

REPORT OF INDEPENDENT ACCOUNTANTS                                       1

FINANCIAL STATEMENTS

     Balance Sheet                                                      2

     Statements of Operations                                           3

     Statements of Changes in Stockholders' Deficit                     4

     Statements of Cash Flows                                           5

     Notes to Financial Statements                                 6 - 12

Page No.: 31

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders of
Niew Industries Inc.
(A Development Stage Company)


We have audited the Balance Sheet of Niew Industries Inc. (a development stage company) as at September 30, 1999, the Statements of Operations, Changes in Stockholders' Deficit and Cash Flows for the years ended September 30, 1999 and 1998 and for the period from January 15, 1997 (incorporation) to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Niew Industries Inc. (a development stage company) as at September 30, 1999 and the related statements of Operations, Changes in Stockholders' Deficit and Cash Flows for the years ended September 30, 1999 and 1998 and for the period from January 15, 1997 (incorporation) to September 30, 1999 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Hedden Chong
----------------
Hedden Chong
Burnaby, Canada          Chartered Accountants
December 7, 1999

Page No.: 32

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                                 BALANCE SHEETS
                           (Expressed in US Dollars)


                                                         September 30,
                                                 1999                  1998
                                              ------------      ------------
ASSETS

Current assets
Cash                                            $    811          $    4,828
Receivables (Note 9)                               1,100              33,455
Investment tax credits refundable (Note 2)        97,136              42,779
Prepaid expenses                                   5,134               2,608
                                              ------------      ------------
                                                 104,181              83,670
Fixed assets (Note 3)                              9,050               7,488
                                              ------------      ------------
                                              $  113,231           $  91,158
                                              ============     =============
LIABILITIES

Current liabilities
Accounts payable                               $  14,449            $  8,580
Accrued liabilities                                5,430               3,000
Loan payable to related party (Note 4)            34,074                 -
Advances from stockholders (Note 5)              467,357             328,099
                                              -------------    --------------
                                                 521,310             339,679
                                              ------------      ------------

STOCKHOLDERS' DEFICIT
Common stock (Note 6)                              3,265               3,265
Accumulated other comprehensive income
Foreign currency translation (loss) gain          (5,751)              8,588
Deficit accumulated in the development stage    (405,593)           (260,374)
                                              -------------    --------------
                                                (408,079)           (248,521)
                                              -------------    --------------
                                                $113,231             $91,158
                                              =============    ==============

   The accompanying notes are an integral part of these financial statements

Page No.: 33

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                           (Expressed in US Dollars)



                            January 15, 1997
                           (incorporation) to
                            September 30,1999       Year ended September 30,
                            Cumulative                1999              1998
                           ------------------      -----------    -----------
EXPENSES
Accounting, audit and legal       $  17,383        $  11,539       $   5,844
Automotive                           15,110           11,113           3,997
Bank charges and interest             1,704            1,528             176
Depreciation                          3,040            2,203             837
Insurance                             9,872            5,018           4,854
Licenses, dues and subscriptions        165               97              68
Office and supplies                   2,921            1,962             959
Rent                                 11,469            3,027           8,442
Research and development (Note 7)   322,751           88,602         234,149
Telephone                             6,833            5,563           1,270
Travel                               15,150           14,643             507
                           ------------------      ------------    ----------
LOSS BEFORE OTHER ITEM             (406,398)        (145,295)       (261,103)

OTHER ITEM
Interest income                         805               76             729

                           ------------------      -----------    -----------

NET LOSS FOR THE PERIOD          $ (405,593)      $ (145,219)     $ (260,374)
                           ==================      ============    ==========


   The accompanying notes are an integral part of these financial statements

Page No.: 34

NIEW INDUSTRIES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
 (EXPRESSED IN US DOLLARS)

                                                   Deficit
                                      Foreign      Accumulated
                                      Currency     in the           Total
                                      Translation  Development   Stockholders'
                 Shares     Amount    Adjustments  Stage           Deficit
                 --------   -------  ------------  -----------  -------------

Initial capitaliza-
tion of the
company of
January 15, 1997
                     100     $   67    $    -       $   -        $       67

Common stock
issued at $1 Can.
April 15, 1998
                   4,900      3,198         -           -             3,198
                 --------   -------  ------------  -----------  -------------

                   5,000      3,265         -           -             3,265

Net loss for
the year                                    -         (260,374)    (260,374)

Foreign currency
translation adjustments                    8,588         -            8,588
                 --------   -------  ------------  -----------  -------------

Comprehensive loss                         8,588      (260,374)    (251,786)
                 --------   -------  ------------  -----------  -------------

Balance September
30, 1998           5,000      3,265        8,588      (260,374)    (248,521)
                 --------   -------  ------------  -----------  -------------

Net loss for
the year                                    -         (145,219)    (145,219)

Foreign currency
translation adjust-
ments                                    (14,339)         -         (14,339)
                 --------   -------  ------------  -----------  -------------

Total comprehensive
loss                                     (14,339)     (145,219)    (159,558)
                 --------   -------  ------------  -----------  -------------

Balance,
September 30,
1999               5,000   $  3,265    $  (5,751)   $ (405,593)  $ (408,079)
                 ========   ========   ==========   ===========   ==========

   The accompanying notes are an integral part of these financial statements

Page No.: 35

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                           (Expressed in US Dollars)


                            January 15, 1997
                           (incorporation) to
                            September 30, 1999       Year ended September 30,
                            Cumulative                1999              1998
                           ------------------      -----------    -----------
CASH PROVIDED BY
  (USED IN)

Operating Net loss
for the period               $     (405,593)      $  (145,219)   $  (260,374)

Non cash item

Depreciation                          3,040             2,203            837
(Increase) decrease
in assets

Receivables                          (1,100)           32,355        (33,455)

Investment tax credits
refundable                          (97,136)          (54,357)       (42,779)

Prepaid expenses                     (5,134)           (2,526)        (2,608)

Increase (decrease)
in liabilities

Accounts payable                     14,449             5,869          8,580

Accrued liabilities                   5,430             2,430          3,000
                                  ------------        ----------    ---------
                                   (486,044)         (159,245)      (326,799)
Financing
                                  ------------        ----------    ---------
Loan payable to
related party                        34,074            34,074           -

Advances from
stockholders                        467,357           139,258        328,099

Issuance of common
stock                                 3,265               -            3,198
                                  ------------        ----------    ---------
                                    504,696           173,332        331,297
                                  ------------        ----------    ---------

Investing

Purchase of fixed assets            (12,090)           (3,765)        (8,325)
                                  ------------        ----------    ---------

Increase (Decrease) In Cash           6,562            10,322         (3,827)

Effect Of Foreign Exchange
on Cash                              (5,751)          (14,339)         8,588

Cash At Beginning Of Period             -               4,828             67
                                  ------------        ----------    ---------

Cash At End Of Period                $  811            $  811       $  4,828
                                  ============        ==========    =========


The accompanying notes are an integral part of these financial statements

Page No.: 36

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                           (Expressed in US Dollars)

                          September 30, 1999 and 1998


1.   NATURE OF BUSINESS AND CONTINUING OPERATIONS

Niew Industries Inc. was incorporated on January 15, 1997 under the British Columbia Company Act. The company was inactive until March 23, 1998 when it began the development of a twin rotating asphalt mixing system. To date this has been the Company's only activity. These financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at September 30, 1999, the Company has accumulated operating losses of $405,593 since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long term financing as well as achieving a profitable level of operations through the successful development of the twin rotating asphalt mixing system. As disclosed in Note 10, the Company has been acquired by Global Innovative Systems Inc., a Nevada company in the process of obtaining an over-the-counter listing in the United States. It is the intention of the management of Global to raise new equity financing of approximately $1,500,000 within the upcoming year. Amounts raised will be used to complete the development of the twin rotating asphalt mixing system and then proceed into a stage of commercial production. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Tax Credit:    The Company has made application to the Canada
Customs and Revenue Agency ("CCRA") to claim for refundable investment tax credits ("ITCS") related to their research and development activities.
The ITCs are earned under a Canadian Government incentive program at a specified percentage of expenditures that qualify for this credit under the Income Tax Act of Canada. The ITCs, similar in nature to a research grant, are taxable to the Company in the year following the year to which the credit relates. The Company's estimate of the amount recoverable is shown in the financial statements as investment tax credits refundable and is stated at the estimated realizable value, net of any reasonably possible adjustments by CCRA. Credits earned are recorded as a reduction to research and development expenses (see Note 7). The estimate is based on the CCRA's current assessing practices and the accrual for 1999 has not yet been subject to audit by the CCRA. Once the application is audited by the CCRA, it is reasonably possible the estimate could change materially.

Depreciation: Fixed assets are recorded at cost and are depreciated over their estimated useful lives as follows:

                                             Rate per annum
                                       ----------------------------
Office equipment                        20% declining balance basis
Machinery and equipment                 20% declining balance basis
Automotive equipment                    30% declining balance basis

Page No.: 37

NIEW INDUSTRIES INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS - Continued
(Expressed in US Dollars)

September 30, 1999 and 1998

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Foreign Currency Translation:    As a Canadian company operating solely in
Canada, its functional currency is the Canadian dollar. These financial statements have been translated into United States dollars for consistency with other registrants of the Securities and Exchange Commission ("SEC") in the United States. As a result, the assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, and revenues and expenses have been translated at the average exchange rate for the year. Gains or losses on translation are deferred as a separate component of stockholders' deficit.

Research and Development Costs:    Expenditures on research and development
are charged to expense when incurred. Research and development costs consist of the cost of materials and services consumed, salaries and wages of personnel directly engaged in research and development and the costs of patent applications. The cost of the research and development is reduced by any investment tax credits accrued in respect of those costs.

Use of Estimates:    The preparation of financial statements in conformity
with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:    The Company follows the provisions of Statement of
Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Comprehensive Income:    The company has adopted SFAS No. 130.  "Reporting
Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Changes in Stockholders' Deficit. Comprehensive income is comprised of net income
(loss) and all changes to stockholders' deficit except those resulting from investments by owners and distributions to owners.

New Accounting Pronouncements:    In June 1998, the Financial Accounting
Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000.

Page No.: 38

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - Continued
                           (Expressed in US Dollars)

                          September 30, 1999 and 1998


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on October 1, 2000 to affect its financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", (SOP 98-5") which provides guidance on the financial reporting of start-up activities and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard would not have a material effect on the financial statements.


3.   FIXED ASSETS

                                     Accumulated           Net Book Value
                           Cost      Depreciation       1999           1998
                         --------   -------------    ----------    ----------
Office equipment         $    270   $       76       $     194     $      233
Machinery and equipment     8,406        1,983           6,423          5,590
Automotive equipment        3,476        1,043           2,433          1,665
                         --------   -------------    ----------    ----------
                         $ 12,152   $    3,102       $   9,050     $    7,488
                         ========   =============    ==========    ==========


4.   LOAN PAYABLE TO RELATED PARTY

During the year ended September 30, 1999, the Company borrowed $34,074 from a person related to one of the directors and paid him interest of $1,331 during the year. The loan is unsecured and is without specific terms of repayment. Interest is payable at the prime rate of 8%.


5.   ADVANCES FROM STOCKHOLDERS

Of the advances outstanding at September 30, 1999 totaling $467,357, $450,457 does not bear interest, the balance of $16,900, will receive a 10% bonus when repaid. The advances are unsecured and have no specific terms of repayment. Subsequent to the year end the advances of $16,900 were repaid in full. In addition, $413,998 of the remaining advances were settled by Global Innovative Systems Inc. in connection with the share exchange agreement (Note 10).

The advances are summarized as follows:

                                              1999                 1998
                                          ----------           ------------
Cash advances to the company              $  464,619            $  324,908
Reimbursable expenses                          2,338                  -
                                          -----------          ------------
                                          $  467,357            $  324,908
                                          ----------           ------------
Average balance for the year              $ 403,645             $  132,312
                                          ===========          ============

Page No.:39

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - Continued
                           (Expressed in US Dollars)

                          September 30, 1999 and 1998



6.   COMMON STOCK

Authorized:
10,100 common shares without par value

Issued:
                                                1999              1998
                                              ----------        ------------
5,000 common shares                           $  3,265             $  3,265
                                              ==========        ============

During 1998, 4,900 shares were issued for cash consideration of $3,198.

Subsequent to September 30, 1999, 2,850 shares were redeemed for cash consideration of $1,861.


7.   RESEARCH AND DEVELOPMENT COSTS

The company is in the process of developing a twin rotating asphalt mixing system. Costs incurred to date consist of the following:


                            January 15, 1997
                           (incorporation) to              Year ended
                            September 30, 1999            September 30,
                            Cumulative                1999            1998
                           ------------------      -----------    -----------

Materials and supplies           $  268,710         $  44,627      $ 224,083
Salaries and benefits               135,354            85,782         49,572
Patent and applications              14,173             9,443          4,730
Investment tax credits
 recovery                           (95,486)          (51,250)       (44,236)
                           ------------------      ------------   ------------
                                $   322,751        $   88,602     $  234,149
                           ==================      ============   ============

Page No.: 40

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - Continued
                           (Expressed in US Dollars)

                          September 30, 1999 and 1998


8.   INCOME TAX INFORMATION

The Company has operating losses of $77,684 available to be carried forward to reduce taxable income of future years expiring as follows:
        2004                           $    22,578
        2005                                55,105

The Company has undeducted expenditures for tax purposes of $359,843 available to be carried forward indefinitely to reduce taxable income of future years.

The tax effect of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows:

                                                 1999               1998
                                              ----------        ----------
Tax loss carry forwards                       $  34,842         $   10,300
Undeducted expenses                             164,160            125,331
Fixed assets                                      1,387                382
Patents                                           6,466              2,158
Investment tax credits                          (23,380)           (20,181)
Valuation allowance                            (183,475)          (117,990)
                                              -----------        ----------
                                              $     -            $     -
                                              ===========        ==========

The provision for income taxes differs from the amount computed using the federal statutory income tax rate as follows:

                                               Year ended September 30,
                                                1999              1998
                                              ---------         ----------
Benefit at Federal Canadian statutory rate   $ (41,800)        $   (75,315)
Benefit at Provincial statutory rate           (23,685)            (42,675)
Increase in valuation allowance                 65,485             117,990
                                              ---------         -----------
                                             $     -           $     -
                                              =========         ===========

Page No.: 41
                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                           (Expressed in US Dollars)

                          September 30, 1999 and 1998


8.   INCOME TAX INFORMATION - Continued

The company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

9.   RELATED PARTY TRANSACTIONS

As of the year ended September 30, 1998, the company had advanced $27,827 to directors of the Company. During the current year, these advances were repaid by the Directors.


10.  SUBSEQUENT EVENT

By agreement dated December 1, 1999, Global Innovative Systems Inc., a Nevada corporation, agreed to acquire 100% of the issued and outstanding shares of the Company. The acquisition is to be effective on January 31, 2000.

Terms of the share exchange agreement have Global acquiring the Company's stock and settling amounts owing to the company's stockholders of $420,864 in exchange for 12 million common shares of Global. Upon closing the acquisition, the Company's stockholders will control approximately 55% of the combined entity after the merger and the business of the Company will present the only operations of the new entity. Accordingly, the transaction will be accounted for using the purchase method of accounting as a reverse acquisition. Following reverse acquisition accounting, consolidated financial statements subsequent to closing of the acquisition will be presented as a continuation of the Company. The operations of Global will be consolidated with those of the company from the date of acquisition.

Global Innovative Systems Inc. will be making an application to the United States Securities and Exchange Commission to register its common stock.

Global has a September 30, fiscal year end and has been inactive since its incorporation on September 14, 1995.

The pro-forma capital structure of Global is as follows:

Authorized:
200,000,000 common shares, par value of $0.01

Issued:
21,700,000 common shares

Pro-forma loss per share had the acquisition occurred on October 1, 1997 would be $0.01 for each of the years ended September 30, 1999 and 1998. No goodwill will be recorded on this transaction.

Page No.: 42

                              NIEW INDUSTRIES INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                           (Expressed in US Dollars)

                          September 30, 1999 and 1998


11.  FAIR VALUE OF FINANCIAL STATEMENTS

The carrying value of the Company's financial instruments, including cash, receivables, accounts payable and accrued liabilities at September 30, 1999 approximate their fair values due to the short term nature of these financial assets and liabilities. The fair value of loans payable to shareholders and related parties is not practicable to determine.

Page No.: 43

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Innovative Systems, Inc.
By:
/s/ Helge Freudentheil
----------------------
Helge Freudentheil, President (Chief Executive Officer) and Director September 10, 2000

/s/ Ken Bergestad
-----------------
Ken Bergestad, Vice President and Director
September 10, 2000

/s/ Walter Niemi
----------------
Walter Niemi, Secretary, Treasurer (Chief Financial Officer) and Director September 10, 2000

/s/ Robert Stark
----------------
Robert Stark, Vice President and Director
September 10, 2000